Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

October 9, 2009

VIA FACSIMILE AND EDGAR

Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Cullen Agricultural Holding Corp.
Form S-4, Amendment No. 3
Filed October 2, 2009
File No. 333-161773

Triplecrown Acquisition Corp.
Preliminary Schedule 14A, Filed September 8, 2009
Definitive Additional Soliciting Material Filed October 1, 2009
File No. 001-33698

Dear Mr. Schwall:

In response to the Staff’s request for supplemental information related to the timing of the proposed meetings of Triplecrown Acquisition Corp. (“Triplecrown”), we hereby provide you with the following analysis:

Triplecrown continues to anticipate holding its special meetings of stockholders and warrantholders on October 21, 2009, leaving Triplecrown with one day to solicit additional proxies from holders if necessary.  As discussed with the Staff, Triplecrown does not anticipate seeking an extension of its corporate existence for a limited period of time after October 22, 2009 to complete the business combination.

We have been advised that the printing of the definitive proxy statements would take 12 hours from the time printing is authorized.  Based on this assumption:

•
Assuming the Registration Statement was declared effective at 12:00 p.m. on Tuesday, October 13, 2009, it is anticipated that copies of the definitive proxy statements would be printed by 12:00 a.m. on Tuesday, October 13, 2009.  Such proxy statements would then be delivered to both Continental Stock Transfer & Trust Company and Broadridge at 8:00 a.m. on Wednesday, October 14, 2009.  Each of Continental and Broadridge would then deliver the proxy statements directly to their respective holders (Continental would deliver proxy statements to holders of record and Broadridge would deliver proxy statements to beneficial holders (as opposed to the holders’ brokers such as Merrill Lynch)) on Wednesday, the same day they receive them, by Federal Express to expedite receipt.  Therefore, all holders would receive the definitive proxy statements by Thursday, October 15, 2009.

Securities and Exchange Commission
October 9, 2009

•
Assuming the Registration Statement was declared effective at 5:30 p.m. on Tuesday, October 13, 2009, it is anticipated that copies of the definitive proxy statements would be printed by 5:30 a.m. on Wednesday, October 14, 2009.  Such proxy statements would then be delivered to both Continental Stock Transfer & Trust Company and Broadridge at 8:00 a.m. on Wednesday, October 14, 2009.  Each of Continental and Broadridge would then deliver the proxy statements directly to their respective holders (Continental would deliver proxy statements to holders of record and Broadridge would deliver proxy statements to beneficial holders (as opposed to the holders’ brokers such as Merrill Lynch)) on Wednesday, the same day they receive them, by Federal Express to expedite receipt.  Therefore, all holders would receive the definitive proxy statements by Thursday, October 15, 2009.

Additionally, as discussed with the Staff, once the Registration Statement is declared effective, Triplecrown intends to file a Current Report on Form 8-K and issue a press release so that the public is aware that the documents are available for review online at the SEC’s website.  As part of our analysis, we think it merits further consideration to focus on the policy considerations addressed in the SEC Release No. 34-33768 (the “1994 Release”).  The policy underlying the 1994 Release was for investors to obtain timely investment information in order to make an informed investment decision.  As the Staff has recognized and encouraged in more recent releases, such as Release No. 33-8591 (July 19, 2005), the methods of delivering information to stockholders should take into account the available technologies and use the speed afforded by alternative methods, such as the internet, to the benefit of investors.  We believe that by filing the Form 8-K and issuing the press release, we are following the policy considerations of the Staff and therefore would appropriately be providing investors with the substantive informational requirements through means that maximize their access.  We believe that a vast majority of the stockholder base will be notified in this manner, as SPAC stockholders and warrantholders observe these filings, and are often accustomed to these types of deadlines, with regularity in SPAC transactions.  As the Staff wrote in Release No. 33-8591, the adopted rules “seek to recognize the integral role that technology plays in timely informing the markets and investors about important corporate information and developments.”

For the foregoing reasons, Triplecrown believes such steps will provide stockholders and warrantholders a sufficient amount of time to receive the information and vote on the proposals.

Securities and Exchange Commission
October 9, 2009

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant
cc:           Eric J. Watson